Exhibit 1
                                                                       ---------



                              WPP GROUP plc ("WPP")


WPP announces that on 9 January 2007 it acquired 100,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 704.105348p per share.